TALISMAN

E N E R G Y

TALISMAN ENERGY ANNOUNCES FIRST OIL
FROM THE NORTHERN FIELDS DEVELOPMENT

CALGARY, Alberta - March 31, 2009 – Talisman Malaysia Limited ("Talisman Malaysia"), a wholly-owned subsidiary of Talisman Energy Inc., has commenced oil production from the Northern Fields development on schedule. The development is located in the PM-3 commercial arrangement area ("CAA") offshore Malaysia and Vietnam. Production is expected to reach 40,000-50,000 boe/d (gross sales) by early 2010 with the commissioning of dry gas facilities mid-year. Talisman expects to drill a total of 16 development wells in the Northern Fields in 2009, with an additional 13 expected in 2010.

"This marks the achievement of another strategic milestone," said John A. Manzoni, President & CEO. "Southeast Asia continues to be a key area of opportunity and growth for Talisman. We have doubled our production in Asia over the past five years and are positioned to grow at 10% annually over the next few years."

Talisman announced first gas production from the Northern Fields in July 2008, with sales of 75 mmcf/d (gross), which has been ramping up since then. Sales gas from the development is piped to Malaysia and Vietnam via the Talisman operated Southern Fields development (also in PM-3 CAA). Talisman's net production in Malaysia/Vietnam averaged 31,000 boe/d in 2008.

This project is the culmination of several years of commitment and cooperation between Talisman, Petronas, PetroVietnam, and numerous fabricators in Malaysia and Vietnam. The project is comprised of over 70 reservoirs, 50 wells, three wellhead riser platforms, a central processing platform, a floating storage and offloading tanker and over 100 kilometres of subsea pipelines.

Talisman Malaysia operates Block PM-3 CAA and, together with its affiliate Talisman Malaysia (PM3) Limited, holds a 41.44% interest. Petronas Carigali Sdn. Bhd. holds a 46.06% interest and PetroVietnam Exploration Production Corporation Limited holds a 12.5% interest.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. The Company and its subsidiaries have operations in North America, the North Sea, Southeast Asia and North Africa. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
David Mann, Vice-President,	Christopher J. LeGallais, Vice-President,
Corporate & Investor Communications	Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

09-09

Advisories

This news release contains statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

- estimated production, production growth and timing;
- business plans for drilling, exploration, development and estimated timing;
- business strategy and plans; and
- other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The forward-looking information listed in this news release is based on Talisman's 2009 capital spending program as announced on January 13, 2009. The material assumptions supporting the 2009 capital spending program are: (1) 2009 annual production of approximately 430,000 boe/d; (2) a US$40/bbl WTI oil price for 2009; and (3) a US$5/mmbtu NYMEX natural gas price for 2009.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
- risks and uncertainties involving geology of oil and gas deposits;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
- changes in general economic and business conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
- uncertainties as to the availability and cost of financing and changes in capital markets.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results are included in the Company's most recent Annual Information Form and Annual Financial Report. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is released. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Gross Production

In this news release, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed "Continuity of Proved Net Reserves" in Talisman's most recent Annual Information Form for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Boe conversion

In this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.